Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(dollar amounts in thousands)	2009	2008	2007	2006	2005
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated subsidiaries	$55,239	$(201,917)	$69,957	$49,500	$30,894
Add:
Fixed charges	30,174	40,709	41,833	27,085	16,263
Dividends received	474	222	1,760	—	336
Less:
Capitalized interest	—	(189)	(339)	—	—

Adjusted pretax income (loss)	$85,887	$(161,175)	$113,211	$76,585	$47,493

Fixed charges:
Interest expense	$25,716	$36,351	$37,597	$25,203	$14,837
Estimate of interest within rental expense	4,458	4,169	3,897	1,882	1,426
Capitalized interest	—	189	339	—	—

Total fixed charges	$30,174	$40,709	$41,833	$27,085	$16,263

Ratio of earnings to fixed charges	2.8	(A)	2.7	2.8	2.9

(A)	Adjusted pretax loss was inadequate to cover fixed charges by $201.9 million in 2008.